SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK MORI BUILDING – 37TH FLOOR

12-32, AKASAKA 1-CHOME

MINATO-KU, TOKYO 107-6037, JAPAN

81-3-5562-6200

TELECOPIER: 81-3-5562-6202	E-MAIL ADDRESS
DIRECT DIAL: 81-3-5562-6214	tsaito@stblaw.com

October 10, 2008

BY EDGAR

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	Mizuho Financial Group, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2008

Filed September 4, 2008

File No. 001-33098

Dear Mr. Nolan:

We are writing this letter on behalf of our client, Mizuho Financial Group, Inc. (the “Company,” which term shall include its consolidated subsidiaries, as the context may require), in response to your letter, dated September 26, 2008, addressed to Terunobu Maeda, the Company’s President and CEO, relating to the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2008 (the “2008 Form 20-F”).

The Company’s responses to the Staff’s comments are set forth in this letter, and each response follows the text of the paragraph of the comment letter to which it relates.

1.	We note your disclosure on page 113 that in the fiscal year ended March 31, 2007 under U.S. GAAP you took additional impairments of loans to borrowers whose credit ratings under your internal rating system declined after the accounting closing of your consolidated financial statements under Japanese GAAP. Please describe for us the circumstances and timing of events leading to the rating decline that you determined should be considered as of March 31, 2007. Please refer to AU Section 560.

Response

As previously disclosed in the Company’s annual report on Form 20-F filed on August 10, 2007, provision for loan losses was significantly higher under U.S. GAAP in the fiscal year ended March 31, 2007 compared to the corresponding account under Japanese GAAP due to the Company’s consolidated financial statements under U.S. GAAP taking into account additional impairments of loans to borrowers whose credit ratings under its internal rating system declined after the date of accounting closing of the consolidated financial statements under Japanese GAAP. The additional impairments constituted adjustments in the Company’s U.S. GAAP financial statements for the fiscal year ended March 31, 2007 due to Type I Subsequent Events under AU Section 560 based on its determination that the conditions that gave rise to the declines in internal credit ratings existed as of March 31, 2007. Corresponding impairments were later recorded in the Company’s Japanese GAAP financial statements for the three months ended June 30, 2007.

Specifically, the Company had been monitoring developments relating to a large borrower that had announced a business revitalization plan late in the fiscal year ended March 31, 2007 in response to mounting losses and deterioration in its financial condition. The Company reviewed such borrower’s financial condition and results of operations as of and for the fiscal year ended March 31, 2007 that was announced in May 2007 and assessed such borrower’s progress with respect to the aforementioned business revitalization plan. Based on such assessment, the Company downgraded the borrower’s (and its group companies’) internal credit ratings in June 2007 and determined that the conditions that gave rise to the declines in internal credit ratings existed as of March 31, 2007. The foregoing downgrades were the cause for most of the additional impairments of loans recorded as a subsequent event adjustment in the Company’s financial statements for the fiscal year ended March 31, 2007 pursuant to AU Section 560. The remainder of the adjustments was due to downgrades of loans to various small borrowers based on information that became available to the Company after May 2007 regarding material adverse developments in the financial condition of those borrowers and the Company’s determination that the conditions that gave rise to the declines in internal credit ratings existed as of March 31, 2007.

2.	We note your disclosure regarding the change in method of depreciating premises and equipment effective April 1, 2007. Please provide us with your analysis describing how you determined that the new method is preferable, including a description of how the pattern of asset usage has changed and the timing of such change. Refer to paragraphs 5 and 13 of SFAS 154.

Response

As set forth on page F-11 of the 2008 Form-20F, the Company changed the method of depreciation of premises and equipment from the fixed-percentage-on-declining base application to the 250% declining-balance application, along with a reduction of the estimated salvage values of the relevant assets. This change was adopted as a result of a review of residual values with respect to actual past disposals of equipment, which the Company believes reflects how asset life cycles with respect to certain information technology equipment has shortened in recent years. The Company believes this application is preferable because it provides better matching of the cost with associated benefits it receives.

3.	Please tell us why you believe retrospective application of the change in accounting principle was impracticable. Refer to paragraphs 7-11 of SFAS 154.

Response

The Company wishes to note that, as outlined in paragraph 20 of SFAS 154, a change in method of depreciation, including the change in question, is considered to be a change in accounting estimate effected by a change in accounting principle and is treated as a change in estimate for purposes of SFAS 154. In accordance with paragraph 19 of SFAS 154, such a change in estimate is accounted for on a prospective basis from the beginning of the period of the change and results for prior periods are not restated.

* * *

In connection with responding to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any assistance to the Staff in connection with its review of the responses above, please do not hesitate to contact, by fax or by email, Takahiro Saito (fax: +81-3-5562-6202; tsaito@stblaw.com).

Very truly yours,

/s/ Takahiro Saito
Takahiro Saito

cc:	Joyce Sweeney (Securities and Exchange Commission)

Mizuho Financial Group, Inc.

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